Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

July 18, 2025
Daniel S. Greenspan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002
Re:    Nuveen Churchill BDC V
Registration Statement on Form 10
File No. 000-56757
Dear Mr. Greenspan:
On behalf of Nuveen Churchill BDC V (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2025, regarding the Company’s Registration Statement on Form 10 (File No. 000-56757) (the “Registration Statement”) filed on June 6, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on July 18, 2025 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.
Explanatory Note – Page 1
1.    Please add the following bullet points:
•The amount of distributions that the Company may pay, if any, is uncertain.
•The Company may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Company’s performance, such as from offering proceeds, borrowings, and amounts from the Company’s affiliates that are subject to repayment by investors.
•The Company’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.
Response: The Company has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment.

Daniel S. Greenspan, Senior Counsel
July 18, 2025

ITEM 1. BUSINESS
(a) General Development of Business – Page 5
2.    Has the Company granted, or does it expect to grant, preferential rights or terms to certain investors that are not available to other investors, pursuant to a side letter or otherwise? If so, what are such rights or terms, and what are the criteria by which such investors were selected? How does the granting of such rights or terms impact the fund and investors who are not granted them? We may have further comments based on your response.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company has not granted, and does not expect to grant, preferential rights or terms to certain investors that are not available to other investors pursuant to a side letter or otherwise.
(c) Description of Business
The Company – Nuveen Churchill BDC V
Investment Strategy – Page 17
3.    Please define “middle market companies” as the term is used for purposes of the Company’s investment strategy and market opportunity sections.
Response: The Company has revised pages 5, 17 and 87 of the Amended Registration Statement to reflect the Staff’s comment.
4.    Please specify what is meant by “leading” private equity firms, and clarify whether ownership of a portfolio company by such firms is a prerequisite to the Company’s investments. If not, please make this clear. If so, then discuss what criteria, if any, the Company will use to determine that the private equity firm has a sufficient ownership interest in the portfolio company.
Response: The Company respectfully advises the Staff on a supplemental basis that, as noted on pages 5 and 17 of the Amended Registration Statement, the Company intends to primarily invest in middle market companies owned by private equity firms. On an opportunistic basis, the Company may invest in middle market companies that are not owned by private equity firms. The Company has revised pages 17-18 of the Amended Registration Statement to reflect the foregoing and the Staff’s comment.
Overview of Market Opportunity
Large, Resilient and Attractive Addressable Market – Page 18
5.    We note your statement that “if it were a standalone economy, the U.S. middle market would be the third largest economy in the world based on GDP,” but were unable to confirm this statistic in the references cited in the registration statement. Please revise the reference, or alternatively, delete the sentence.
Response: The Company has revised page 19 of the Amended Registration Statement to delete the statement referenced in the Staff’s comment.
Summary of Key Attributes of Investments
Environmental, Social and Governance Policies – Pages 25-26
6.    Please briefly identify examples of the ESG factors and risks considered.
Response: The Company respectfully advises the Staff on a supplemental basis that Churchill’s Responsible Investing policy requires that it evaluate ESG-related risks that have the potential to damage a company’s operations and reputation and that it perform an analysis of the issuer’s operating history to determine whether such risks are managed to minimize defaults that could give rise to investment losses. ESG due diligence may identify environmental liability, legal liability, or reputational risk that Churchill

Daniel S. Greenspan, Senior Counsel
July 18, 2025

Asset Management LLC, the Company’s investment adviser (“Churchill”), may determine would not be in the best interests of its clients, including the Company. Further, Churchill intends to avoid investing in companies whose primary businesses are not aligned with Churchill’s suitability standards, as they may face increased financial risks associated with their operations. For example, Churchill will not invest in chemical companies, industrial companies or those associated with production of fossil fuels for credit reasons but also for ESG-related reasons (i.e., the potential for pollution and waste, GHG emissions, and health and safety risks, among others).
The Private Offering – Page 32
7.    Disclosure in the first full paragraph beginning on page 33 relates to the remedies that the Company may pursue against an investor in default of its obligations under the subscription agreement. On a supplemental basis, please explain to us how the contractual remedy for a Defaulting Subscriber, whereby the Defaulting Subscriber’s Shares may be offered to other shareholders or third parties, or a portion of the Shares may be transferred to the other shareholders, is consistent with Rule 23c-2 under the 1940 Act (applicable to BDCs through Section 63), which requires that redemptions be made in “a manner as will not discriminate unfairly against any holder ...”
Response: The Company respectfully advises the Staff on a supplemental basis that none of the remedies that the Company may pursue against a Defaulting Subscriber would result in the Company purchasing any of its securities pursuant to Section 23 of the 1940 Act and Rule 23c-2 thereunder. By signing the subscription agreement, which sets forth the terms of the Company’s common shares of beneficial interest, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor’s capital commitment.
Promoters and Certain Control Persons – Page 100
8    Please disclose whether the initial portfolio held by the investment adviser is being held pursuant to a warehouse facility or agreement and describe in disclosure the material terms of the agreement(s). We may have additional comments based on your response.
Response: The Company respectfully advises the Staff on a supplemental basis that the Company will acquire the portfolio investments from the funds and accounts managed or advised by Churchill (the “Affiliated Funds”), including Teachers Insurance and Annuity Association of America (“TIAA”), pursuant to a purchase and sale agreement and master participation agreement (the “Initial Portfolio”). Following the consummation of the formation transaction, the Company will amend the Registration Statement to describe the material terms of such agreements.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
9.    Please discuss in your response letter the fund’s method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.
Response: The Company respectfully advises the Staff on a supplemental basis that, as a closed-end investment company with a continuous offering period, offering expenses will be recognized as a deferred charge until operations begin, and thereafter amortized on a straight-line basis over the offering period, not to exceed 12 months, pursuant to FASB ASC 946-20-25-6 and 946-20-35-5 of U.S. GAAP.
10.    Please provide an analysis under Article 6‐11 of Regulation S‐X and discuss whether the Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S‐X as required by Article 6‐11 of Regulation S‐X.

Daniel S. Greenspan, Senior Counsel
July 18, 2025

Response: The Company respectfully advises the Staff on a supplemental basis that the Company’s acquisition of the Initial Portfolio will not constitute a fund acquisition within the meaning of Rule 6-11(a)(2) of Regulation S-X because the Company will not acquire substantially all of the portfolio investments held by TIAA or any of the Affiliated Funds. In addition, neither TIAA nor the Affiliated Funds will sell substantially all of their respective assets to the Company. Following the consummation of the transaction, TIAA will continue its operations, and the Affiliated Funds will either continue their operations or sell their remaining assets to another entity.
11.    If the acquisition of the initial portfolio does not meet the requirements in Article 6‐11 of Regulation S‐X, please include an unaudited special purpose schedule of investments prepared in accordance with Article 12‐12 of Regulation S‐X in the body of the registration statement that includes the initial portfolio of investments that the fund expects to purchase.
Response: The Company respectfully advises the Staff on a supplemental basis that, following the consummation of the formation transaction, the Company undertakes to amend the Registration Statement to include an unaudited schedule of investments relating to the portfolio investments acquired in the formation transaction in accordance with Rule 12-12 of Regulation S-X.
*          *          *
Please do not hesitate to call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

cc:	Jeffrey Long, Staff Accountant
Ryan Sutcliffe, Branch Chief
Christian Sandoe, Assistant Director
John D. McCally, Esq., General Counsel, Churchill Asset Management LLC
Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP